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December 5, 2012	Rajib Chanda 202-508-4671 rajib.chanda@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Managers Trust II (Registration Nos. 033-43089 and 811-06431)

Ladies and Gentlemen:

On behalf of Managers Trust II (the “Trust”), we are today filing, pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “Act”), by electronic submission via EDGAR, Post-Effective Amendment No. 51 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A under the Act (the “Registration Statement”). Pursuant to the requirements of Rule 485(b), it is intended that the Amendment become effective immediately.

We have assisted the Trust in the preparation of the Amendment and believe that the Amendment does not contain disclosures that would render it ineligible to become effective under Rule 485(b) under the Act.

The Amendment relates solely to Managers AMG Chicago Equity Partners Balanced Fund, Managers AMG GW&K Fixed Income Fund and Managers High Yield Fund, each a series of the Trust. The Amendment is being filed for the sole purpose of correcting the EDGAR series and class (contract) identifiers to which the filing relates. The Amendment does not supersede or amend any disclosure in the Trust’s Registration Statement relating to any other series of the Trust.

No fees are required in connection with this filing. Please direct any questions you may have with respect to this filing to me at (202) 508-4671.

Very truly yours,

/s/ Rajib Chanda

Rajib Chanda